

**Jody Russell**
Compliance Officer
Registration

**Wells Fargo Bank, N.A.**
401 S Tryon St.
6th Floor
Charlotte, NC  28262

Tel: 704-374-2714

October 27, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:  Wells Fargo Bank, N.A.
     SBSE-A Security-Based Swap Dealer Application

Because of system limitations in the EDGAR version of Form SBSE-A, Wells Fargo Bank, N.A. ("WFBNA") is submitting the attached document in PDF.  This document supplements WFBNA's electronic version of Form SBSE-A, relates to Item 17, and contains WFBNA's responses to Section II of Schedule F (Registration with Foreign Financial Regulatory Authorities).

Wells Fargo Bank, N.A.

UIC: KB1H1DSPRFMYMCUFXT09
CIK: 0000740906
NFA ID: 399337

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association | Official Use |
|---|---|---|
| | Date:_____  Applicant NFA No.: __399337__ | |

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1)   provide the Commission with prompt access to its books and records, and

   (2)   submit to onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B. Address of United States person *applicant* designates and appoints as agent for service of process

    The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

    (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

    (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)   provide the Commission with prompt access to its books and records, and

    (2)   submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1 Central Bank of Brazil | 43.820.471.000.159 | Brazil |
|---|---|---|
| · English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2 Office of the Superintendent of Financial Institutions | 82834 9084RC0001 | Canada |
| · English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3 Cayman Islands Monetary Authority | 100062 | Cayman Islands |
| · English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association<br>Date:_____  Applicant NFA No.: __399337__ | Official Use |
|---|---|---|

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

   A. Name of United States person *applicant* designates and appoints as agent for service of process

   B. Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

*Applicant* can as a matter of law, and will;

   (1) provide the Commission with prompt access to its books and records, and

   (2) submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1. English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
|---|---|---|
| Colombian Financial Superintendence | 20-101 | Colombia |
| 2. Commission for the Financial Markets | 590341-180-0 | Chile |
| 3. Central Bank of Argentina | 30364 | Argentina |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association<br>Date: _____ Applicant NFA No.: 399337 | Official Use |
| --- | --- | --- |

| Section I | Service of Process and Certification Regarding Access to Records |
| --- | --- |

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
  (1)  provide the Commission with prompt access to its books and records, and
  (2)  submit to  onsite inspection and examination by the Commission.

1.  Service of Process:
  A.  Name of United States person *applicant* designates and appoints as agent for service of process

  B.   Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

  *Applicant* can as a matter of law, and will;

  (1)  provide the Commission with prompt access to its books and records, and

  (2)  submit to onsite inspection and examination by the Commission.

  *Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

  Signature:

| Name and Title: |
| --- |
| Date: |

| Section II | Registration with Foreign Financial Regulatory Authorities |
| --- | --- |

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| # | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| --- | --- | --- | --- |
| 1 | Financial Conduct Authority | 456183 | United Kingdom |
| 2 | Prudential Regulation Authority | 456183 | United Kingdom |
| 3 | Dubai Financial Services Authority | F001853 | United Arab Emirates |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

<table>
<tr>
<td><b>Schedule F of FORM SBSE-A</b></td>
<td><i>Applicant</i> Name:   Wells Fargo Bank National Association<br><br>Date:_____     <i>Applicant</i> NFA No.: ___399337___</td>
<td><b>Official Use</b></td>
</tr>
</table>

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
  (1) provide the Commission with prompt access to its books and records, and
  (2) submit to onsite inspection and examination by the Commission.

1. Service of Process:
   A. Name of United States person *applicant* designates and appoints as agent for service of process

   B. Address of United States person *applicant* designates and appoints as agent for service of process

   The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

   (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

   (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

   *Applicant* can as a matter of law, and will;

      (1) provide the Commission with prompt access to its books and records, and

      (2) submit to onsite inspection and examination by the Commission.

   *Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

   Signature:

   Name and Title:

   Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1 Australian Prudential Regulation Authority | | Australia |
|---|---|---|
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2 China Banking and Insurance Regulatory Commission | "B1082B211000001 B1082B131000001" | China |
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3 People's Bank of China | "B1082B211000001 B1082B131000001" | China |
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association | Official Use |
|---|---|---|
| | Date:_____ Applicant NFA No.: 399337 | |

| **Section I** | ***Service of Process and Certification Regarding Access to Records*** |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -
   (1)  provide the Commission with prompt access to its books and records, and
   (2)  submit to  onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

    The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

    (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

    (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)  provide the Commission with prompt access to its books and records, and

    (2)  submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:          Hong Kong Deposit Protection Board

| **Section II** | ***Registration with Foreign Financial Regulatory Authorities*** |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1· State Administration of Foregin Exchange | "B1082B211000001 B1082B131000001" | China |
|---|---|---|
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2· Hong Kong Monetary Authority | B245 | China |
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3· Hong Kong Deposit Protection Board | | China |
| English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association | Official Use |
|---|---|---|
| | Date:_____    Applicant NFA No.: __399337__ | |

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1)  provide the Commission with prompt access to its books and records, and

   (2)  submit to  onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

      The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

      (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)  provide the Commission with prompt access to its books and records, and

    (2)  submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.***  Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| # | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
|---|---|---|---|
| 1 | Reserve Bank of India | | India |
| 2 | Financial Services Agency | 1740 | Japan |
| 3 | Ministry of Finance | 1740 | Singapore |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: <u>Wells Fargo Bank National Association</u><br>Date:_____  Applicant NFA No.: <u>399337</u> | **Official Use** |
|---|---|---|

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1)  provide the Commission with prompt access to its books and records, and

   (2)  submit to onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

     The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

     (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

     (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)  provide the Commission with prompt access to its books and records, and

    (2)  submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.*** Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1. | Monetary Authority of Singapore | A9265 | Singapore |
|---|---|---|---|
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2. | Financial Services Commission | | Korea |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3. | Financial Supervisory Service | | South Korea |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | *Applicant* Name: Wells Fargo Bank National Association | Official Use |
|---|---|---|
| | Date:_____  *Applicant* NFA No.: _____ 399337 | |

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1)  provide the Commission with prompt access to its books and records, and

   (2)  submit to  onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

       The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

       (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

       (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)  provide the Commission with prompt access to its books and records, and

    (2)  submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.***  Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1. | Ministry of Economy and Finance | | Korea |
|---|---|---|---|
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2. | Bank of Korea | | Korea |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3. | Taiwan Finanical Supervisory Commission | | Taiwan |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

| Schedule F of FORM SBSE-A | Applicant Name: Wells Fargo Bank National Association | Official Use |
|---|---|---|
| | Date:_____     Applicant NFA No.: _____ 399337 | |

| **Section I** | *Service of Process and Certification Regarding Access to Records* |
|---|---|

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

   (1)  provide the Commission with prompt access to its books and records, and

   (2)  submit to  onsite inspection and examination by the Commission.

1.  Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

      The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

      (b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act.  The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2.  Certification regarding access to records:

*Applicant* can as a matter of law, and will;

    (1)  provide the Commission with prompt access to its books and records, and

    (2)  submit to onsite inspection and examination by the Commission.

*Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].*

Signature:

Name and Title:

Date:

| **Section II** | *Registration with Foreign Financial Regulatory Authorities* |
|---|---|

***Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17.***  Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

| 1. | State Bank of Vietnam | 01/GP-NHNN | Vietnam |
|---|---|---|---|
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 2. | | | |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |
| 3. | | | |
| | English Name of Foreign Financial Regulatory Authority | Foreign Registration No. (if any) | English Name of Country: |

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.